AMERICAN BONANZA GOLD CORP.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Corporation have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In Canadian Dollars)
(Unaudited – Prepared by Management)
	March 31, 2014	December 31, 2013
	$	$
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,515	21,885
Restricted cash (note 3)	902,088	867,898
Trade and other receivable (note 4)	9,145	37,357
Prepaid expenses	131,500	172,852
Inventory supplies (note 5)	206,382	198,560
Investments and derivative assets	7,394	3,825
	1,259,024	1,302,377

NON-CURRENT ASSETS:
Mineral properties, plant and equipment (note 6)	72,808,431	68,989,240
Reclamation bond (note 3)	22,304	21,458
	72,830,735	69,010,698

TOTAL ASSETS	74,089,759	70,313,075

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	6,537,562	6,028,906
Derivative and gold loan instruments (note 7)	12,143,191	9,461,458
Short term loan (note 9)	9,545,447	8,220,534
Convertible debenture (note 8)	817,212	-
	29,043,412	23,710,898

NON-CURRENT LIABILITIES:
Convertible debenture (note 8)	-	788,529
Reclamation and site restoration	1,782,239	1,694,757
	30,825,651	26,194,184

SHAREHOLDERS’ EQUITY
Share capital (note 10)	93,094,224	93,094,224
Equity portion of convertible debenture (note 8)	223,484	223,484
Other equity reserve	9,293,089	9,293,089
Accumulated other comprehensive income	6,229,205	3,728,732
Deficit	(65,575,894)	(62,220,638)
	43,264,108	44,118,891

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,089,759	70,313,075

APPROVED ON MAY 12, 2014 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Jamie Newall
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2014 and 2013	2014	2013
	$	$

EXPENSES (INCOME):
Finance costs (note 7)	2,722,193	(323,571)
Management fees, consulting and salaries	143,399	232,529
Legal and accounting	73,908	34,430
Investor relations	45,694	61,544
Business development	39,920	36,545
Exploration	26,886	47,505
Office and administration	18,828	39,470
Insurance	5,500	7,529
(Gain) / loss on investments and derivative asset	(3,569)	2,933
Foreign exchange loss / (gain)	282,497	(24,106)
Amortization	-	2,584

LOSS FOR THE PERIOD	(3,355,256)	(117,392)

OTHER COMPREHENSIVE INCOME:
Currency translation adjustments	2,500,473	1,440,372

TOTAL OTHER COMPREHENSIVE INCOME	2,500,473	1,440,372

COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD	(854,783)	1,322,980

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES	234,181,696	233,526,537

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2014 and 2013	2014	2013
	$	$
CASH PROVIDED BY (USED IN): OPERATING ACTIVITIES
Loss for the year	(3,355,256)	(117,392)
Items not affecting cash:
Loss / (gain) on derivative liability and gold loan instruments (note 7)	2,681,733	(334,746)
Unrealized foreign exchange loss / (gain)	282,497	(24,106)
Interest expense (note 8)	28,683	-
Accretion of reclamation and site restoration (note 7)	7,080	6,270
(Gain) / loss on investments and derivative asset	(3,569)	2,933
Amortization	-	2,584
	(358,832)	(464,457)

Changes in non-cash operating accounts:
Accounts payable and accrued liabilities	68,941	(111,326)
Prepaid expenses	46,899	(77,078)
Amounts receivable	28,678	558,305
Inventory	-	971,111
Reclamation and site restoration	-	(51,751)
	(214,314)	824,804
INVESTING ACTIVITIES
Purchase of mineral properties, plant and equipment and
capitalized production costs	(763,580)	(7,399,345)
Expenditures on Copperstone royalty	(58,068)	(140,219)
Proceeds on commissioning sales	14,825	4,106,441
	(806,823)	(3,433,123)

FINANCING ACTIVITIES
Short term loan (note 9d)	1,263,836	1,654,528
Repayment of loan (note 9d)	(238,000)	-
Issue of common shares, net of issue costs	-	451,294
Trust account for surety bond (note 3)	-	(816,000)
	1,025,836	1,289,822

Effect of exchange rates on cash and cash equivalents	(24,069)	27,053

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,370)	(1,291,444)

CASH AND CASH EQUIVALENTS, beginning of the period	21,885	1,384,014

CASH AND CASH EQUIVALENTS, end of the period	2,515	92,570
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three months ended March 31, 2014 and 2013

				Equity Portion	Accumulated
	Share Capital		Other Equity	of Convertible	Other Comprehensive
	Shares	Amount	Reserve	Debenture	Income (Loss)	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2013	231,887,919	92,361,058	9,535,594	-	(1,247,948)	(41,064,327)	59,584,377
Exercise of options	2,508,192	451,295	-	-	-	-	451,295
Reclass option exercised	-	281,871	(281,871)	-	-	-	-
Other comprehensive income	-	-	-	-	1,440,372	-	1,440,372
Loss for the period	-	-	-	-	-	(117,392)	(117,392)
Balance, March 31, 2013	234,396,111	93,094,224	9,253,723	-	192,424	(41,181,719)	61,358,652

Balance, January 1, 2014	234,396,111	93,094,224	9,293,089	223,484	3,728,732	(62,220,638)	44,118,891
Other comprehensive income	-	-	-	-	2,500,473	-	2,500,473
Loss for the year	-	-	-	-	-	(3,355,256)	(3,355,256)
Balance, March 31, 2014	234,396,111	93,094,224	9,293,089	223,484	6,229,205	(65,575,894)	43,264,108

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

1.	NATURE OF OPERATIONS AND GOING CONCERN

American Bonanza Gold Corp. (the “Corporation”, the “Company”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Company’s head office is located at 302 – 1620 West 8th Ave, Vancouver, British Columbia V6J 1V4. The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States. The Corporation, with the exception of the Copperstone gold property (note 6) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These condensed consolidated interim financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. As at March 31, 2014, the Corporation had cash and cash equivalents of $2,515 and a working capital deficiency of $28,686,476.

The ability of the Corporation to continue as a going concern is dependent on its ability to achieve profitable operations. The Corporation’s current objective is the development and operation of the Copperstone mine. The Corporation suspended operations at the Copperstone mine on October 11, 2013 and placed the mine on care and maintenance status. The Corporation has made this decision in order to cut costs while it reviews its operations with a focus on improving operational efficiencies. The Corporation has entered into a definitive arrangement agreement “Arrangement Agreement” with Kerr Mines Inc. (“Kerr Mines”), a TSX-listed company, to merge their respective businesses pursuant to a plan of arrangement subject to regulatory and shareholder approval (note 15). This transaction is expected to provide sufficient capital to resume full long term operations at the mine and to raise sufficient capital to conduct the care and maintenance programs at the mine. A longer-term objective of the Corporation remains the substantial increase in mine production upon the resumption of operations and delineation of the significant exploration potential at Copperstone.

The Corporation will require additional financing to carry out its near-term plans, and to meet its obligations under its loan agreements. The Corporation is in default of several loans, however the respective lenders and majority holders of the gold loans have not indicated that they will seek any enforcement action in respect of the debt. As part of the Arrangement Agreement with Kerr Mines, the Corporation will have the right to issue up to 928,000,000 American Bonanza shares to settle these loans (note 15). These conditions indicate the existence of material uncertainties that cast substantial doubt about the Corporation’s ability to continue as a going concern. Future levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved. Kerr Mines has agreed to advance up to $2,500,000 to the Company to satisfy its working capital requirements until the completion of the proposed transaction. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary should the going concern assumption become inappropriate.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Corporation’s December 31, 2013 consolidated financial statements.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CAD”).

Recent Accounting Pronouncements

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash- generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. The Corporation has applied IAS 36 on a prospective basis, commencing January 1, 2014.

Future Accounting Pronouncements

IFRS 9 Financial Instruments

In December 2011, the IASB amended IFRS 9, Financial Instruments, which is effective for periods beginning on or after January 1, 2015. These revised accounting standards have not yet been adopted by the Corporation, and the Corporation has not yet completed the process of assessing the impact that it will have on its financial statements, or whether to early adopt any of the new requirements.

3.	RESTRICTED CASH

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, $1,618,468 ($1,632,049 United States dollars (“USD”)) of the reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, during 2013, the Corporation provided cash collateral of $902,088 ($816,000 USD) which is held with the Bank of New York in the name of the Corporation. The cash collateral is held in a short term cashable account.

The remaining $22,304 of the reclamation bond is still held by the US Bureau of Land Management relating to the Copperstone project as at March 31, 2014.

4.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2014	2013
	$	$
Goods and services and harmonized sales tax	9,145	19,278
Trade accounts receivable – concentrate sales	-	12,264
Amounts receivable – other	-	5,815
	9,145	37,357

5.	INVENTORY

The balance of $206,382 in inventory relates to inventory supplies on hand at the Copperstone mine.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Property, Plant and
	Properties	Equipment	TOTAL
	$	$	$
Cost
December 31, 2013	56,860,765	14,371,391	71,232,156
Addition and recapitalized production costs	611,655	-	611,655
Recapitalized interest on loans	504,585	-	504,585
Currency adjustment	2,240,003	564,160	2,804,163
Capitalized commissioning sales	(14,846)	-	(14,846)
March 31, 2014	60,202,162	14,935,551	75,137,713

Accumulated amortization
December 31, 2013	-	(2,242,916)	(2,242,916)
Currency adjustment	-	(86,366)	(86,366)
March 31, 2014	-	(2,329,282)	(2,329,282)

Net book value
December 31, 2013	56,860,765	12,128,475	68,989,240
March 31, 2014	60,202,162	12,606,269	72,808,431

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Copperstone mine was in the commissioning stage and all sales and production costs were being capitalized to mineral properties. The Copperstone mine was placed on care and maintenance on October 11, 2013.

The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over $551 USD per ounce. The Corporation pays a minimum advance royalty per year of $30,000 USD.

All required property payments were made with respect to the Copperstone project as of March 31, 2014, and all claims are in good standing until August 2014.

Joint Venture of Southwest Target of Copperstone Mine

On July 3, 2013, the Corporation entered into an earn-in agreement with Suparna Gold Corp. (TSX-V: SUG) (“Suparna”) in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to 60% interest in certain mining claims and property comprising the Southwest target at the Corporation’s Copperstone gold mine. The claims consist of 50 claims that are outside of the Copperstone mining area and represent longer term exploration potential. On November 15, 2013, the agreement was amended to delay the earn-in requirements.

Exploration and Evaluation assets

Gold Bar

As of December 31, 2013 the Corporation has claim to only one exploration property, Gold Bar property located in Eureka, Nevada. All other claims have not been renewed during the year. The Corporation had written down the carrying value of all exploration properties to zero in previous years as no exploration activity has occurred on the properties in recent years.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

7.	DERIVATIVE AND GOLD LOAN INSTRUMENTS

Promissory Note – $8,601,000 USD Facility

On April 1, 2013, the Corporation amended the promissory note agreement with the lenders and rolled a short term loan of $1,600,000 USD into the gold loan and the lenders provided an additional $1,000,000 USD to increase the total gold loan to $8,601,000 USD. The Corporation paid an interest rate of 12% per annum, commencing on May 1, 2013. The amended promissory note had been restructured to be repaid commencing September 1, 2013 in twelve equal principal monthly installments completing on August 1, 2014, through the delivery of 7,819 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the additional $2,600,000 USD promissory note for a total of 2,600,000 warrants issued. Each warrant entitled the holder to purchase one common share of the Corporation at a price of $0.20 per share, exercisable for the period of two years from closing until May 7, 2015. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $39,366.

On November 15, 2013, the Corporation amended the entire promissory note agreement. The amended promissory notes have been restructured to be repaid commencing January 1, 2014 in twelve equal principal monthly installments completing on December 1, 2014, through the delivery of 9,557 gold ounces or equivalent cash, at the option of the lender. Interest payments due on November 1, 2013 and December 1, 2013 had been deferred to January 2, 2014.

For the three months ended March 31, 2014, the Corporation has accrued $260,351 in interest in respect to the promissory note, which has been capitalized to mineral interests.

An embedded derivative exists in this contract because the promissory note agreement is denominated in USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate.

The entire promissory note agreement was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

The changes in fair value of the promissory note resulted in a loss for the period ended March 31, 2014 of $2,681,733 (March 31, 2013 - $334,746) resulting in a fair value of the gold loan of $12,143,191 (December 31, 2013 - $9,461,458).

The Corporation is in default of making the interest and principal payments and has received notice from one of the holders (the “Noteholder”) of the default. The notes are governed by the terms of an inter creditor agreement (the “Inter creditor Agreement”) that provides that the only holders of a majority of the notes may take action to recover on the notes, with the result that the subject Noteholder cannot take action to recover on the note. Pursuant to the terms of the Inter creditor Agreement, the Noteholder has also given notice of the default to the other holders of this series of notes. The Company is working with the other holders of the notes, who together represent the majority of the principal amount outstanding on the notes and a majority of the notes, to negotiate a sustainable solution to the Company’s obligations under the notes. To date, none of the other holders of the notes have indicated that they will seek any enforcement action in respect of the notes. Under the Arrangement Agreement with Kerr Mines, the Corporation will settle the promissory note through the issuance of stock and other consideration (note 15).

Finance Costs

	March 31,	March 31,
	2014	2013
	$	$
Financing costs and loss on derivative and change in value of gold loan instruments	2,715,113	(329,841)
Interest and accretion of asset retirement obligation	7,080	6,270
	2,722,193	(323,571)

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

8.	CONVERTIBLE DEBENTURES

On July 3, 2013, the Company issued a secured convertible debenture (“Debenture”) for gross proceeds of $1,000,000. The Debenture has a July 3, 2015 maturity date, with interest payable at a rate of 12% per annum, payable monthly. The Debenture is convertible to one (1) unit for each $0.06 of principal outstanding; each such unit consisting of one common share and one-half of one warrant. Each whole warrant shall entitle the holder to acquire one common share at an exercise price of $0.10 for a period of 12 months from the date of the issuance of the warrant.

The debentures contain both a liability component and an equity component, being the holders’ conversion right, which is presented separately on the consolidated statement of financial position as illustrated in the table below. The Corporation has allocated the fair value of the debentures to the individual liability and equity components by establishing the liability component and then allocating the balance remaining, after subtracting the fair value of the liability from the issue price, to the equity component. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal amounts at the estimated prevailing market rate for a debt instrument of comparable maturity and credit quality but excluding any conversion privilege by the holder. A discount rate of 27.3% was used for the Debentures.

On November 15, 2013, the Corporation amended the terms of the convertible debenture. Interest payments due on November 1, 2013 and December 1, 2013 were deferred to January 2, 2014. An additional $10,000 fee was payable on January 2, 2014 for amending the terms.

For the three months ended March 31, 2014, the Corporation has incurred interest expense of $58,272 in respect to the loan, which has been capitalized to mineral interests.

The convertible debenture liability was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

The Corporation is in default of making the interest payments due under the Debenture which have been accrued, however the lender has not indicated that they will seek any enforcement action in respect of the debenture. Under the Arrangement Agreement with Kerr Mines, the Corporation will settle the convertible debenture through the issuance of stock (note 15).

The table below provides a breakdown of the equity and liability allocation on initial recognition of the Debentures:

Debentures
$
Liability	767,199
Transaction costs	(30,703)
Net liability	736,496

Equity	232,801
Transaction costs	(9,317)
Net equity	223,484

Net proceeds	959,980

The table below indicates the movement in the liability as at March 31, 2014:

Debentures
$
Opening balance	788,529
Interest accrued	28,683
Liability as at March 31, 2014	817,212

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

9.	SHORT TERM LOAN

a)	Short term loan – $300,000 USD Facility

On December 4, 2012, the Corporation entered into an unsecured loan for $300,000 USD at a rate of 24% per annum. The loan was to be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. For the period ended March 31, 2014, the Corporation has accrued $17,753 in interest in respect to the loan for the period, which has been capitalized to mineral interests.

The Corporation is in default of making the principal and interest payments due under the short term loan however the respective lender has not indicated that they will seek any enforcement action in respect of the loan. Under the Arrangement Agreement with Kerr Mines, the Corporation will settle the short term loan through the issuance of stock (note 15).

b)	Short term loan – $660,000 USD Facility

On January 4, 2013, the Corporation entered into an unsecured short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD unsecured promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD was to be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 for both notes and the total commitment fee to be increased to $75,000 USD. The agreements were subsequently amended to extend the maturity dates to January 1, 2014. The commitment fees have been included in the value of the loan and as part of the financing costs which have been capitalized to mineral interests. For the period ended March 31, 2014, the Corporation has accrued $44,428 in interest in respect to the loan, which has been capitalized to mineral interests.

The Corporation is in default of making the principal and interest payments due under the short term promissory notes however the respective note holders have not indicated that they will seek any enforcement action in respect of the notes. Under the Arrangement Agreement with Kerr Mines, the Corporation will settle the short term loan through the issuance of stock (note 15).

c)	Short term loan – $1,000,000 USD Facility

The Corporation received $1,000,000 USD in advance for an agreement reached on April 10, 2013. The Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% per annum after default. The loan has a repayment date of April 30, 2013. As of April 30, 2013 the loan was not repaid and now bears an interest of 40% per annum. In connection with the loan, the Corporation has agreed to issue an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until May 23, 2015. For the period ended March 31, 2014, the Corporation has accrued $98,630 in interest in respect to the loan, which has been capitalized to mineral interests. Under the Arrangement Agreement with Kerr Mines, the Corporation will settle the short term loan through the issuance of stock (note 15).

d)	Short term loan – Unsecured Demand Loan Facilities

i.

Demand non-interest bearing loans for a total of $4,115,000 USD. Commitments fees totaling $82,600 USD are due concurrently with the repayment of the principal amounts. The commitment fees have been included in the value of the loan and as part of the financing costs which have been capitalized to mineral interests in previous period. Under the Arrangement Agreement with Kerr Mines, the Corporation will settle the short term loan through the issuance of stock (note 15).

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

9.	SHORT TERM LOAN (continued)

ii.

Demand loan for $850,000 USD at an interest rate of 12% payable on maturity. For the period ended March 31, 2014, the Corporation has accrued $25,151 in interest in respect to the loan, which has been capitalized to mineral interests. Under the Arrangement Agreement with Kerr Mines, the Corporation will settle the short term loan through the issuance of stock (note 15).

iii.

Demand non-interest bearing loans for a total of $590,000. Commitment fees totaling $15,800 are due concurrently with the repayment of the principal amounts. The commitment fees have been included in the value of the loan and as part of the financing costs which have been capitalized to mineral interests. During the current period, $238,000 was repaid to a lender and an additional $154,000 was received from a lender. Under the Arrangement Agreement with Kerr Mines, the Corporation will settle the short term loan through the issuance of stock (note 15).

iv.

On February 27, 2014, the Corporation entered into an unsecured demand promissory note with Kerr Mines at prime plus 1% for $2,500,000 of which $1,109,836 was drawn during the current period. An additional approximate $352,500 was drawn subsequent to March 31, 2014.

	March 31,	December 31,
	2014	2013
	$	$
Short term loan - $300,000 USD (note 10a)	331,650	319,080
Short term loan - $660,000 USD (note 10b)	812,543	781,746
Short term loan - $1,000,000 USD (note 10c)	1,105,500	1,063,600
Short term loan - $4,115,000 USD (note 10d i)	4,640,447	4,464,568
Short term loan - $850,000 USD (note 10d ii)	939,674	904,060
Short term loan - $590,000 CAD (note 10d iii)	605,800	687,480
Short term loan - $1,109,833 CAD (note 10d iv)	1,109,833	-
Total short term loans	9,545,447	8,220,534

10.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at March 31, 2014, the Corporation had 234,396,111 common shares issued and outstanding (December 31, 2013 – 234,396,111). No Class A Preferred Shares have been issued.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion. Currently, all stock options issued and outstanding are vested completely at the date of issue.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

10.	SHARE CAPITAL (continued)

As at March 31, 2014, the Corporation has stock options outstanding to acquire an aggregate of 4,562,296 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 1.93 years expiring between July 28, 2014 to September 2, 2016.

	Number of	Weighted average
	Options	exercise price
		$
Balance, December 31, 2013	4,830,852	0.38
Cancelled / Expired	(268,556)	0.09
Balance, March 31, 2014	4,562,296	0.39

The following table summarizes stock options outstanding and exercisable at March 31, 2014:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.09	280,000	0.33
$0.37 - $0.39	3,482,296	1.95
$0.53	800,000	2.43
	4,562,296	1.93

Warrants

At March 31, 2014 and December 31, 2013, the Corporation had 9,601,000 outstanding common share purchase warrants. The following table summarizes the warrants outstanding and exercisable March 31, 2014:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.12	1,000,000	1.15
$0.20	2,600,000	1.10
$0.50	6,001,000	0.46
	9,601,000	0.70

11.	RELATED PARTY TRANSACTIONS

As part of the short term loans disclosed in Note 9, $380,000 USD was advanced to the Corporation by the President and CEO of the Corporation and $300,000 USD was advanced to the Corporation by the CFO of the Corporation.

As part of the short term loans disclosed in Note 9e, $3,685,000 USD was advanced by a Company controlled by a director of the Corporation, of which, $2,835,000 USD bear no interest and have a combined commitment fee of $57,000 and $850,000 bears an interest rate of 12% per annum.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Capital Management

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion and operational plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short- term business requirements.

The Company is not subject to externally imposed capital requirements.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

For the three months ended March 31,	2014	2013
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	234,027	127,122
Interest capitalized in mineral properties, plant and equipment	503,854	341,108
Depreciation capitalized in mineral properties, plant and equipment	-	309,037

14.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of $53,000 USD per year until October 1, 2014.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 6.

15.	SUBSEQUENT EVENTS

Definitive Agreement with Kerr Mines Inc. to Merge

On April 10, 2014, the Corporation entered into a definitive arrangement agreement with Kerr Mines. Pursuant to the terms of the Arrangement Agreement, each American Bonanza shareholder will be entitled to receive 0.53 of a common share (each whole share, a “Kerr Mines Share”) of Kerr Mines for every one (1) common share of American Bonanza (an “American Bonanza Share”) held by such American Bonanza shareholder (the “Exchange Ratio”), subject to adjustment, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). In addition, each holder of the outstanding stock options and common share purchase warrants of American Bonanza (the “American Bonanza Options”) will receive such number of replacement options or warrants of Kerr Mines equal to the product of the number of American Bonanza Shares based upon the Exchange Ratio.

Currently, Kerr Mines has 475,527,608 Kerr Mines Shares outstanding and American Bonanza has 234,396,111 American Bonanza Shares outstanding. In addition, pursuant to the Arrangement, American Bonanza will issue up to an additional 928,000,000 American Bonanza Shares prior to closing of the Transaction to settle certain outstanding indebtedness. The board of directors of each of the companies have approved the Arrangement.

The Arrangement must be approved by two-thirds of the votes cast by shareholders present and voting at the special meeting of American Bonanza shareholders called to consider the Arrangement. The board of directors of American Bonanza has unanimously resolved to recommend that its shareholders vote their securities in favor of the Arrangement.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
As at March 31, 2014 and December 31, 2013

15.	SUBSEQUENT EVENTS (continued)

The Arrangement is subject to the approval of the Supreme Court of British Columbia and all applicable regulatory authorities, including the Toronto Stock Exchange (“TSX”). Completion of the Arrangement is further subject to Kerr Mines shareholder approval and additional conditions set out in the Arrangement Agreement. Kerr Mines and American Bonanza expect to close the transaction on or about June 20, 2014.

As approved by the shareholders of Kerr Mines at the annual and special meeting of the shareholders of Kerr Mines held on December 19, 2013, the Kerr Mines shares will, following completion of the Arrangement and the American Bonanza Transaction, be consolidated on a 1 for 15 basis.

Debt Settlement Agreements

On May 2, 2014, the Corporation and Kerr Mines Inc. announced that they have entered into debt conversion agreements with various creditors, pursuant to which the parties have agreed to settle an aggregate of approximately $22.1 million of outstanding indebtedness owed by American Bonanza.

American Bonanza will issue an aggregate of up to 886,790,228 common shares (each, a “BZA Share”) to settle the indebtedness at a price of $0.025 per BZA Share. American Bonanza intends to complete a portion of the debt settlement as soon as possible, subject to, among other things, regulatory approval. The issuance of the BZA Shares in settlement of the remaining debt is subject to, among other things, shareholder approval and, accordingly, American Bonanza will seek such approval at its annual and special meeting of shareholders to be held on June 20, 2014.